UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 483,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000 shares of the Issuer’s Common Stock. Steve Wasson and David Robinson, members of Crescent, individually own 1,000 shares and 400 shares, respectively, of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Messrs. Wasson’s or Robinson’s shares and hereby disclaims beneficial ownership of the shares owned by Messrs. Wasson and Robinson.

** The calculation is based on a total of 4,942,023 shares of Common Stock outstanding as of March 31, 2007, as reported by the Issuer in its proxy statement  filed with the Securities and Exchange Commission on April 24, 2007.

CUSIP No. 223767

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 483,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000 shares of the Issuer’s Common Stock.  Steve Wasson and David Robinson, members of Crescent, individually own 1,000 shares and 400 shares, respectively, of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Messrs. Wasson’s or Robinson’s shares and hereby disclaims beneficial ownership of the shares owned by Messrs. Wasson and Robinson.

** The calculation is based on a total of 4,942,023 shares of Common Stock outstanding as of March 31, 2007, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on April 24, 2007.

CUSIP No. 223767

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000  shares of the Issuer’s Common Stock.  Steve Wasson and David Robinson, members of Crescent, individually own 1,000 shares and 400 shares, respectively, of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Messrs. Wasson’s or Robinson’s shares and hereby disclaims beneficial ownership of the shares owned by Messrs. Wasson and Robinson.

** The calculation is based on a total of 4,942,023 shares of Common Stock outstanding as of March 31, 2007, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on April 24, 2007.

CUSIP No. 223767

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Robinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 400*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 400*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000  shares of the Issuer’s Common Stock.  Steve Wasson and David Robinson, members of Crescent, individually own 1,000 shares and 400 shares, respectively, of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Messrs. Wasson’s or Robinson’s shares and hereby disclaims beneficial ownership of the shares owned by Messrs. Wasson and Robinson.

** The calculation is based on a total of 4,942,023 shares of Common Stock outstanding as of March 31, 2007, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on April 24, 2007.

Explanatory Note

This Schedule 13D (“Schedule 13D”) relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), Steve Wasson, an individual (“Wasson”) and David Robinson, an individual (“Robinson”).  Crescent, Gow, Wasson and Robinson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 1. Security and Issuer

This statement relates to shares of Common Stock, no par value (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 927 Commerce Ave., Longview, Washington 98632.

Item 2. Identity and Background

(a)                                               This statement is being filed by Crescent, Gow, Wasson, and Robinson.

(b)-(c)                            Crescent is a private investment entity that seeks appreciation of its assets for the benefit of its owners.  The address of Crescent's principal place of business and principal office is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

Gow, a natural person, is Chief Executive Officer of Polygon Northwest Company, a real estate development company.  Gow is the managing member of Crescent.  The address of his principal office and principal place of business is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.  The executive officers and persons controlling Crescent are set forth on Exhibit 1, attached hereto.

Wasson, a natural person, is an investor.  The address of his principal office and principal place of business is 916 SW King Avenue, Portland, OR 97205.

Robinson, a natural person, is an investor.  The address of his principal office and principal place of business is 916 SW King Avenue, Portland, OR 97205.

The executive officers and persons controlling Crescent are set forth on Exhibit 99.1, attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gow, Wasson and Robinson are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the shares of Common Stock held by Crescent was $8,145,164.  The source of funds used by Crescent to purchase such shares was working capital.   In addition, Crescent effects purchases of shares through a customary margin account maintained for Crescent with Salomon Smith Barney, which may extend credit to Crescent as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and Salomon Smith Barney’s credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of the debit balances in the account.  A copy of the form of Salomon Smith Barney's account agreement is incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004.

The shares of Common Stock owned by Wasson were acquired by Wasson using his personal funds.  The shares of Common Stock owned by Robinson were acquired by Robinson using his personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.  The Reporting Persons intend to engage in dialogue with management of the Issuer to discuss the Reporting Persons’ ideas concerning the Issuer’s business plan, including possible collaboration with the Reporting Persons.  The Reporting Persons intend to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer on matters that the Reporting Persons deem relevant to their investment in the Issuer.  Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the securities of the Issuer that the Reporting Persons own or hereafter may acquire.  In addition, based on the Reporting Persons' continuing evaluation of the Issuer as well as market conditions and other factors that the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  The calculations include herein are based on a total of 4,942,023 shares of Common Stock outstanding as of March 31, 2007, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on April 24, 2007.

As of the close of business on April 30, 2007, Crescent beneficially owns 483,000 shares of Common Stock, which represent approximately 9.8% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 483,000 shares of Common Stock owned by Crescent.  Wasson owns 1,000 shares, and Robinson owns 400 shares, of Common Stock, which each represents less than 1% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 483,000 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Wasson has sole voting power and power of disposition over the 1,000 shares of Common stock that he owns.  Robinson has sole voting power and power of disposition over the 400 shares of Common stock that he owns.

(c)  During the past 60 days (March 2 through April 30, 2007), Crescent purchased a total of 348,858 shares of Common Stock on the dates and at the prices set forth on Exhibit 3.  The purchases were made for cash in open market transactions.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 99.4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3	Dates and prices of purchases of Common Stock
99.4	Joint Filing Agreement dated May 4, 2007

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

/s/ David Robinson
David Robinson